UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       CCC INFORMATION SERVICES GROUP INC.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    12487Q109
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 14 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13G

CUSIP No.  12487Q109                                          Page 2 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5             Sole Voting Power
 Number of                                 1,693,800
  Shares
Beneficially          6             Shared Voting Power
  Owned By                                 0
   Each
 Reporting            7             Sole Dispositive Power
   Person                                  1,693,800
   With
                      8             Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,693,800

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [X]

11       Percent of Class Represented By Amount in Row (9)

                              6.50%

12       Type of Reporting Person (See Instructions)

                              PN

                                  SCHEDULE 13G

CUSIP No.  12487Q109                                          Page 3 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5             Sole Voting Power
 Number of                                 1,693,800
  Shares
Beneficially          6             Shared Voting Power
  Owned By                                 0
   Each
 Reporting            7             Sole Dispositive Power
   Person                                  1,693,800
   With
                      8             Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,693,800

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [X]

11       Percent of Class Represented By Amount in Row (9)

                              6.50%

12       Type of Reporting Person (See Instructions)

                              PN

                                  SCHEDULE 13G

CUSIP No.  12487Q109                                          Page 4 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5             Sole Voting Power
 Number of                                 885,120
  Shares
Beneficially          6             Shared Voting Power
  Owned By                                 0
   Each
 Reporting            7             Sole Dispositive Power
   Person                                  885,120
   With
                      8             Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                              885,120

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [X]

11       Percent of Class Represented By Amount in Row (9)

                              3.40%

12       Type of Reporting Person (See Instructions)

                              OO; IA

                                  SCHEDULE 13G

CUSIP No.  12487Q109                                          Page 5 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5             Sole Voting Power
 Number of                                 1,532,642
  Shares
Beneficially          6             Shared Voting Power
  Owned By                                 0
   Each
 Reporting            7             Sole Dispositive Power
   Person                                  1,532,642
   With
                      8             Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,532,642

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [X]

11       Percent of Class Represented By Amount in Row (9)

                              5.89%

12       Type of Reporting Person (See Instructions)

                              CO; IA

                                  SCHEDULE 13G

CUSIP No.  12487Q109                                          Page 6 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5             Sole Voting Power
 Number of                                 3,799,022
  Shares
Beneficially          6             Shared Voting Power
  Owned By                                 0
   Each
 Reporting            7             Sole Dispositive Power
   Person                                  3,799,022
   With
                      8             Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                              3,799,022

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [ ]

11       Percent of Class Represented By Amount in Row (9)

                              14.59%

12       Type of Reporting Person (See Instructions)

                              IA

                                                              Page 7 of 14 Pages


Item 1(a)      Name of Issuer:

               CCC Information Services Group Inc. (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               444 Merchandise Mart, Chicago, Illinois 60654

Item 2(a)      Name of Person Filing:

               The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Winston Partners, L.P., a Delaware limited partnership ("Winston L.P.");

               ii)  Chatterjee  Fund   Management,   L.P.,  a  Delaware  limited
                    partnership ("CFM");

               iii) Chatterjee   Advisors  LLC,  a  Delaware  limited  liability
                    company ("Chatterjee Advisors");

               iv)  Chatterjee   Management  Company,  a  Delaware   corporation
                    ("Chatterjee Management"); and

               v)   Purnendu Chatterjee ("Dr. Chatterjee").

               This Statement relates to Shares (as defined herein) held for the accounts of Winston L.P., Winston LDC, Winston LLC, Chatterjee Charitable Foundation, a non-profit charitable foundation ("CCF"), and a Cayman Islands Exempted Limited Partnership (the "Cayman Fund").

               CFM is the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

               Chatterjee Advisors serves as the manager of each of Winston LDC and Winston LLC and is responsible for supervising the operations of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC. Chatterjee Advisors is managed and controlled by Dr. Chatterjee.

               Chatterjee Management serves as investment advisor to each of Winston LDC, Winston LLC and the Cayman Fund pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC, Winston LLC and the Cayman Fund. Chatterjee Management is managed and controlled by Dr. Chatterjee.

               Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, may be deemed to be the beneficial owner of the Shares held for the account of each of Winston LDC and Winston LLC.

               Chatterjee Management, by reason   of  its voting and dispositive
power over securities held for the accounts of Winston LDC, Winston LLC and the Cayman Fund, may be deemed to be the beneficial owner of the Shares held for the accounts of each of Winston LDC, Winston LLC and the Cayman Fund.

                                                              Page 8 of 14 Pages


Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

               The address of the principal business office of Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c)      Citizenship:

        (i)    Winston L.P. is a Delaware limited partnership;

        (ii)   CFM is a Delaware limited partnership;

        (iii) Winston LDC is a Cayman Islands exempted limited duration company;

        (iv)   Winston LLC is a Delaware limited liability company;

        (v)    Chatterjee Advisors is a Delaware limited liability company;

        (vi)   Chatterjee Management is a Delaware corporation; and

        (vii)  Dr. Chatterjee is a United States citizen.

Item 2(d)      Title of Class of Securities:

               Common Stock, $.10 Par Value (the "Shares").

Item 2(e)      CUSIP Number:

               12487Q109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of December 31, 2002, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               (i) Winston L.P. and CFM may be deemed to be the beneficial owner of the 1,693,800 Shares held for the account of Winston L.P.

               (ii) Winston LDC may be deemed the beneficial owner of the 377,976 Shares held for its account.

               (iii) Winston LLC may be deemed the beneficial owner of the 507,144 Shares held for its account.

                                                              Page 9 of 14 Pages


               (iv) Chatterjee Advisors may be deemed the beneficial owner of 885,120 Shares. This number consists of (A) 377,976 Shares held for the account of Winston LDC and (B) 507,144 Shares held for the account of Winston LLC.

               (v) Chatterjee Management may be deemed the beneficial owner of 1,532,642 Shares. This number consists of (A) 377,976 Shares held for the account of Winston LDC, (B) 507,144 Shares held for the account of Winston LLC and C) 647,522 Shares held for the account of the Cayman Fund.

               (vi) Dr. Chatterjee may be deemed to be the beneficial owner of 3,799,022 Shares. This number consists of (A) 377,976 Shares held for the account of Winston LDC, (B) 507,144 Shares held for the account of Winston LLC,
(C) 1,693,800 Shares held for the account of Winston L.P, (D) 572,580 Shares held for the account of CCF, and 647,522 Shares held for the account of the Cayman Fund.

Item 4(b)      Percent of Class:

               (i) The number of Shares of which each of Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately 6.50% of the total number of Shares outstanding.

               (ii) The number of Shares of which Winston LDC may be deemed to be the beneficial owner constitutes approximately 1.45% of the total number of Shares outstanding.

               (iii) The number of Shares of which Winston LLC may be deemed to be the beneficial owner constitutes approximately 1.95% of the total number of Shares outstanding.

               (iv) The number of Shares of which Chatterjee Advisors may be deemed to be the beneficial owner constitutes approximately 3.40% of the total number of Shares outstanding.

               (v) The number of Shares of which Chatterjee Management may be deemed the beneficial owner constitutes approximately 5.89% of the total number of Shares outstanding.

               (vi) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 14.59% of the total number of Shares outstanding

Item 4(c)      Number of shares as to which such person has:

        Winston L.P. and CFM
        --------------------
         (i)   Sole power to vote or direct the vote:                  1,693,800

         (ii)  Shared power to vote or to direct the vote                      0

         (iii) Sole power to dispose or to direct the
               disposition of                                          1,693,800

         (iv)  Shared power to dispose or to direct the
               disposition of                                                  0

                                                             Page 10 of 14 Pages

         Chatterjee Advisors
         -------------------
         (i)   Sole power to vote or direct the vote:                    885,120

         (ii)  Shared power to vote or to direct the vote                      0

         (iii) Sole power to dispose or to direct the
               disposition of                                            885,120

         (iv)  Shared power to dispose or to direct the
               disposition of                                                  0

         Chatterjee Management
         ---------------------
         (i)   Sole power to vote or direct the vote:                  1,532,642

         (ii)  Shared power to vote or to direct the vote                      0

         (iii) Sole power to dispose or to direct the
               disposition of                                          1,532,642

         (iv)  Shared power to dispose or to direct the
               disposition of                                                  0

         Dr. Chatterjee
         --------------
         (i)   Sole power to vote or direct the vote:                  3,799,022

         (ii)  Shared power to vote or to direct the vote                      0

         (iii) Sole power to dispose or to direct the
               disposition of                                          3,799,022

         (iv)  Shared power to dispose or to direct the
               disposition of                                                  0

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               (i) The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

               Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LDC, Winston LLC and the Cayman Fund. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LLC, Winston L.P. and the Cayman Fund. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the account of Winston L.P. and the Cayman Fund.

                                                             Page 11 of 14 Pages


Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 12 of 14 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003             WINSTON PARTNERS, L.P.

                                     By:   Chatterjee Fund Management, L.P.,
                                           General Partner

                                     By:   Purnendu Chatterjee,
                                           General Partner

                                           By:  /s/ John Flanagan
                                                --------------------------------
                                                John Flanagan
                                                Attorney-in-fact

Date: February 14, 2003              CHATTERJEE FUND MANAGEMENT, L.P.

                                     By:   Purnendu Chatterjee
                                           General Partner

                                           By:  /s/ John Flanagan
                                                --------------------------------
                                                John Flanagan
                                                Attorney-in-fact

Date: February 14, 2003              CHATTERJEE ADVISORS LLC

                                     By:   Purnendu Chatterjee,
                                           Member

                                           By:  /s/ John Flanagan
                                                --------------------------------
                                                John Flanagan
                                                Attorney-in-fact


Date: February 14, 2003              CHATTERJEE MANAGEMENT COMPANY


                                     By:   /s/ John Flanagan
                                           -------------------------------------
                                           John Flanagan
                                           Chief Financial Officer

Date: February 14, 2003              PURNENDU CHATTERJEE


                                     By:   /s/ John Flanagan
                                           -------------------------------------
                                           John Flanagan
                                           Attorney-in -Fact

                                                             Page 13 of 14 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
A.      Power of Attorney,  dated as of February 14, 2003,
        granted by Dr. Purnendu Chatterjee in favor of
        John Flanagan......................................                   14

                                                             Page 14 of 14 Pages


                                    EXHIBIT A

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, PURNENDU CHATTERJEE, hereby make, constitute and appoint JOHN FLANAGAN as my agent and attorney-in-fact for the purpose of executing in my name or in my personal capacity all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 14th day of
February, 2003.



                                            /s/ Purnendu Chatterjee
                                            ------------------------------------
                                            PURNENDU CHATTERJEE